Exhibit 12.1

Advance Auto Parts, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

In Thousands, Except Ratio Data

	Fiscal Year (1)
	2012	2011	2010	2009	2008
Earnings:
Earnings Before Income Taxes	624,074	633,236	557,055	431,655	380,692
Add: Fixed Charges	170,426	187,812	177,045	165,557	169,559
Less: Capitalized Interest	(2,064)	(2,191)	(854)	(186)	(2,062)

Adjusted Earnings	792,436	818,857	733,246	597,026	548,189

Fixed Charges:
Interest Expense (2)	35,905	33,140	27,715	23,523	35,791
Portion of rent estimated to represent interest	134,521	154,672	149,330	142,034	133,768

Total Fixed Charges	170,426	187,812	177,045	165,557	169,559

Ratio of Earnings to Fixed Charges	4.6	4.4	4.1	3.6	3.2

(1)	Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31st. All fiscal years presented are 52 weeks, with the exception of Fiscal 2008 which consisted of 53 weeks.
(2)	Including amortization of debt discount and debt issuance costs.